                                   PROSPECTUS

                     GLOBALSTAR TELECOMMUNICATIONS LIMITED

     4,000,000 SHARES OF 8% CONVERTIBLE REDEEMABLE PREFERRED STOCK DUE 2011
                                      AND
                        8,400,000 SHARES OF COMMON STOCK

                            ------------------------

     The holders of restricted shares of our preferred stock named on pages 31 and 32 should deliver this prospectus when they offer or sell their shares. After that, the shares will be free of restrictions under the securities laws. We will also deliver this prospectus when any holder of preferred stock converts shares of preferred stock into common stock, so that this common stock will be freely tradeable. We originally issued the preferred stock in a private placement in January 1999. The holders of restricted shares of our common stock named on page 33 should also deliver this prospectus to offer or sell their shares. These holders bought their shares in July 1998.

     At the time of the private placement, we agreed with the initial purchasers that we would use our reasonable efforts to effect this registration after the closing and to keep it in effect as long as necessary. The named selling stockholders may resell their shares despite any restrictive legends on the face of their securities, unless we instruct them that they may not. Buyers who purchase from them will receive unlegended, freely tradeable stock.

     Our common stock is listed on the Nasdaq National Market under the symbol "GSTRF." On April 19, 1999, the last reported sale price of our common stock was $18.25 per share. We do not intend to list our preferred stock on any exchange or on Nasdaq.

     OWNERS OF THE PREFERRED AND COMMON STOCK FACE BUSINESS AND FINANCIAL RISKS. A DESCRIPTION OF THOSE RISKS BEGINS ON PAGE 6.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED THESE SECURITIES OR DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 April 20, 1999

                               TABLE OF CONTENTS

Prospectus Summary..........................................    1
Risk Factors................................................    6
Ratios......................................................    8
Use of Proceeds.............................................    8
Description of Preferred Stock..............................    9
Description of Common Stock.................................   22
Taxation....................................................   26
Selling Stockholders........................................   31
Plan of Distribution........................................   33
Legal Matters...............................................   35
Experts.....................................................   35
Incorporation of Certain Documents by Reference.............   36
Where You Can Find More Information.........................   36
Forward-Looking Statements..................................   37

                               PROSPECTUS SUMMARY

     The following is only a summary of some of the important terms of the offering described in this prospectus. The main body of this prospectus, as well as documents and financial statements that are incorporated by reference into this prospectus, contain more detailed information regarding us and Globalstar.

GTL and Globalstar............   Globalstar has begun to launch and is preparing
                                 to operate a satellite constellation that will form the backbone of a wireless digital telephone system able to serve most of the populated world. The Globalstar(TM) System will extend wireless digital telephone service to millions of people who today lack even basic telephone service. Globalstar plans to begin commercial service in September 1999.

                                 Loral Space & Communications Ltd., one of the world's premier satellite companies, is one of the founders of Globalstar, owns approximately 43% of its equity and, through a subsidiary, serves as the managing general partner of Globalstar. We are another general partner of Globalstar and operate as a holding company to permit public equity ownership in Globalstar.

                                 Our address is: Cedar House, 41 Cedar Avenue, Hamilton HM12, Bermuda. Our telephone number is: (441) 295-2244.

Securities Being Offered......   This prospectus covers the offer and sale of
                                 the following:

                                       - 4,000,000 shares of preferred stock
                                         owned by selling stockholders named on
                                         pages 31 and 32;

                                       - up to 8,600,000 shares of common stock
                                         issuable on conversion of the preferred
                                         stock; and

                                       - 8,400,000 shares of common stock owned
                                         by selling stockholders named on page
                                         33.

                          TERMS OF THE PREFERRED STOCK

   Liquidation Preference.....   Each share of preferred stock has a
                                 "liquidation preference" of $50, which is the amount a holder of one share of preferred stock would be entitled to receive if our company were liquidated.

   Total Liquidation
      Preference..............   $200 million, that is, $50 per share times
                                 4,000,000 shares of preferred stock.

   Ranking....................   The preferred stock ranks:

                                       - senior to all shares of our other
                                         capital stock, unless the other stock
                                         expressly provides otherwise,

                                       - equal with any of our preferred stock
                                         issued in the future and any of our
                                         capital stock which provides that it be
                                         ranked equal with the preferred stock,

                                       - junior to our capital stock which
                                         provides that it be ranked senior to
                                         the preferred stock, and

                                       - junior to all our indebtedness and
                                         other obligations.

   Dividends..................   Dividends accrue at the rate of 8% per year and
                                 are payable on February 15, May 15, August 15 and November 15 of each year, starting on May
                                 15, 1999.

   Redemption of the
   Preferred Stock............   We have the right to redeem some or all of the
                                 preferred stock on or before February 15, 2002, at a redemption price of 104.6% of its liquidation preference. In other words, we will pay 104.6% times $50 for each share. We only have this right if the common stock at the time of redemption is trading at a specified premium over the then prevailing conversion price.

                                 If we redeem the preferred stock on or before February 15, 2002, we will have to make an additional payment intended to make the preferred stockholders whole for the dividend payments they will not receive. This make-whole payment will include accrued dividends and liquidated damages, if any, plus the present value of the total amount of dividends that would have been required to be paid from the redemption date through February 15, 2002 if the preferred stock had not been redeemed.

                                 Beginning on February 20, 2002, we will have the right to redeem some or all of the preferred stock at a redemption price equal to a percentage of the liquidation preference plus accrued dividends and liquidated damages, if any, to the date of redemption. From February 20, 2002 until February 19, 2003, the redemption price for each share will equal (104.6% X $50)+ accrued dividends + liquidated damages. The premium percentage will decline each year on February 20, from 2002 onwards until it equals 100% on February 20, 2006, and will remain at 100% until redeemed.

                                 We will be required to redeem any preferred stock still outstanding on February 15, 2011 at a redemption price equal to 100% of the total liquidation preference plus accrued dividends and liquidated damages, if any, to that date.

   We Used the Proceeds from
   the Original Sale of the
   Preferred Stock to Buy
   Preferred Partnership
   Interests of Globalstar....   We used the net proceeds from the original
                                 offering of the preferred stock to purchase preferred partnership interests of Globalstar.

   Method of Dividend,
   Redemption and    Other
Payments......................   Globalstar may generally make any payments due
                                 on its preferred partnership interests:

                                       - in cash,

                                       - by delivery of its ordinary partnership
                                         interests, or

                                       - through any combination of the two.

                                 Likewise, we may generally make any payments due on the preferred stock, such as redemption payments and dividend payments:

                                       - in cash,

                                       - by delivery of our common stock, or

                                       - through any combination of the two.

                                 If Globalstar makes a payment on the preferred partnership interests in ordinary partnership interests, we may make payments in our common stock or in cash from the proceeds of a sale of common stock. However, if Globalstar makes a scheduled distribution in cash, we must make the corresponding payment in cash. We also have the right to pay dividends even though we may not have received a distribution on the preferred partnership interests for the corresponding dividend payment date.

   Optional Conversion........   If you are a holder of preferred stock, you may
                                 convert some or all of your shares of preferred stock, unless we have already redeemed them. The initial conversion price is $23.2563 per share. At that price, you would receive 2.15 shares of common stock for each $50 liquidation preference of preferred stock (that is, 50/23.2563). You will not be entitled to any accrued dividends upon conversion. The conversion price will be adjusted if specified dilutive events occur.

                                 If you convert our preferred stock into our common stock, we will convert a proportionate number of our holdings of Globalstar's preferred partnership interests into Globalstar's ordinary partnership interests.

   Limited Voting Rights......   Holders of the preferred stock are generally
                                 not entitled to any voting rights, unless we have not declared or paid dividends for a total of six quarterly periods.

   Registration Rights For
   Holders of the Preferred
   Stock......................   We have agreed for the benefit of the holders
                                 of preferred stock that we will maintain a shelf registration statement continuously effective under the Securities Act for a period of up to two years after the preferred stock was originally issued (or less, if all restricted securities traded under the shelf registration statement have been sold).

                                 If we do not satisfy these obligations, we will be required to pay liquidated damages.

   Trading....................   Our common stock currently trades on the Nasdaq
                                 National Market under the symbol GSTRF. We have not applied and do not intend to apply for the listing of the preferred stock on any securities exchange.

   Preferred Partnership
   Interests..................   The Globalstar preferred partnership interests
                                 have generally the same terms and conditions as the preferred stock, except that the Globalstar preferred partnership interests are not subject to any registration rights and will rank junior not just to the debt obligations of Globalstar, but to all existing and future liabilities of Globalstar. Cash distributions on Globalstar's preferred partnership interests will be limited to the amount of the partnership capital accounts that are maintained for those interests and that reflect a preferred allocation of Globalstar profits. Globalstar's preferred partnership interests will have limited voting rights similar to those of our preferred stock.

   Ranking of Preferred
   Partnership Interests......   Globalstar's preferred partnership interests
                                 will rank junior to all existing and future liabilities of Globalstar, including but not limited to (1) distributions made to Globalstar partners to pay taxes, (2) Globalstar's managing general partner's allocation and (3) a fee equal to 1.5% per year of the average quarterly amount borrowed under Globalstar's credit facility payable to certain of Globalstar's partners for their guarantees under that facility. The preferred partnership interests will, however, rank senior to Globalstar's ordinary partnership interests with respect to the payment of distributions and otherwise receive certain preferred allocation of profits and losses.

Registration Rights for
Holders of Common Stock.......   We have agreed for the benefit of some of the
                                 selling stockholders who hold our common stock to pay liquidated damages, under certain circumstances, if the shelf registration statement becomes effective but subsequently ceases to be effective or useable. This does not apply to holders of our common stock who received their common stock on conversion of, or as a payment in respect of, their preferred stock.

     For detailed information regarding the preferred stock, you should refer to the section of this prospectus called "Description of Preferred Stock" and "Description of Common Stock."

                                  RISK FACTORS

     An investment in our common stock and preferred stock involves risks that should be considered by prospective investors. These risks are discussed in the section of this prospectus called "Risk Factors."

                                  RISK FACTORS

     An investment in our securities entails some risks which are described in our and Globalstar's Annual Report on Form 10-K for the year ended December 31, 1998 and are incorporated by reference in this prospectus. Additional risks relating to an investment in our common stock and preferred stock include the following:

THE RIGHTS OF SHAREHOLDERS UNDER BERMUDA LAW ARE DIFFERENT FROM RIGHTS OF SHAREHOLDERS UNDER U.S. LAW

     Since we are a Bermuda company, the principles of law that govern shareholder rights, the validity of corporate procedures and other matters are different from those that would apply if we were a U.S. company. For example, it is not certain whether a Bermuda court would enforce liabilities against us or our officers and directors based upon United States securities laws either in an original action in Bermuda or under a United States judgment. Bermuda law giving shareholders rights to sue directors is less developed than in the United States and may provide fewer rights.

THERE IS NO PUBLIC MARKET FOR THE PREFERRED STOCK,
AND NO SUCH MARKET MAY DEVELOP

     There is no public market for the preferred stock. We do not intend to list it on any exchange or on Nasdaq. It is possible that an active trading market will not develop or may be discontinued and the shares of preferred stock offered by this prospectus may remain relatively illiquid.

PRICES OF THE COMMON AND PREFERRED STOCK MAY BE VOLATILE

     Many things that we cannot predict or control may hurt the price of the common stock. Risks associated with the deployment and operation of satellite systems, in particular, may cause sudden changes in the price. For example, on September 10, 1998 the price of the common stock closed almost 40% below the closing price of the previous day, after news of the Zenit 2 rocket launch failure in which 12 of our satellites were destroyed.

     Since the value of the preferred stock will be partly based on the common stock, it is also likely to have a volatile price.

HOLDERS OF COMMON STOCK MAY BE DILUTED BY FUTURE STOCK ISSUANCES

     As of December 31, 1998, 82,016,679 shares of common stock were outstanding. In addition, at that date:

     - Globalstar partners have the right, exercisable over a period of years following the beginning of Globalstar service and two consecutive quarters of positive net income, to exchange their ordinary partnership interests for about 152 million shares of common stock;

     - holders of outstanding warrants have the right to exercise them for 4,069,325 shares of common stock;

     - Globalstar employee and directors have unexercised options to buy 2,121,690 shares of common stock; and

     - under our stock option plan, we may in the future grant employees' options to purchase as many as 349,800 shares of common stock, and we have requested that shareholders approve at our annual meeting on May 18, 1999 a proposal to increase by 2,500,000 the number of shares of common stock that would be available for issuance under our stock option plan.

     Sales of significant amounts of common stock to the public, including the common stock covered by this registration statement, or the perception that those sales could happen, could hurt the price of the common stock.

WE DEPEND ON GLOBALSTAR CAPITAL ACCOUNTS FOR CASH DISTRIBUTIONS ON THE GLOBALSTAR PREFERRED PARTNERSHIP INTERESTS WE HOLD

     The cash that Globalstar can pay to us in redemption of its preferred partnership interests will be limited to the balance in the capital account maintained by Globalstar for the benefit of those interests. This account balance at the outset was equal to the net proceeds of the original offering of the preferred stock (about $340 million). This balance will be increased by the adjusted income allocated to us with respect to the preferred partnership interests. The capital account balance will likewise be decreased by any losses allocated, and cash distributed, to us with respect to the preferred partnership interests. Losses would be allocated to us with respect to the preferred partnership interests only after losses have first been allocated to reduce the capital accounts for all holders of ordinary partnership interests to zero.

     If losses and distributions by Globalstar exceed the adjusted income outlined above, the balance in the capital account will be less than the total redemption price for the preferred partnership interests on February 15, 2011. In that case, Globalstar will pay the excess to us in ordinary partnership interests. To the extent we receive a payment in ordinary partnership interests instead of cash, we will make the corresponding payment by issuing common stock to holders of the preferred stock or by selling common stock and using the net proceeds from these sales to make the redemption payment.

                                     RATIOS

                     GLOBALSTAR TELECOMMUNICATIONS LIMITED
   RATIO OF EARNINGS TO COVER FIXED CHARGES AND PREFERRED STOCK DIVIDENDS(1)

     The ratio of earnings to cover fixed charges and preferred stock dividends presented below should be read together with the financial statements and the notes accompanying them and "Management's Discussion and Analysis of Financial Condition and Results of Operations" found in our and Globalstar's Annual Report on Form 10-K for the year ended December 31, 1998 incorporated into this prospectus by reference.

                           YEAR ENDED DECEMBER 31
-----------------------------------------------------------------------------
      1995                1996                1997                1998
-----------------   -----------------   -----------------   -----------------
N.A.                          1x                  1x                  1x

---------------
(1) Our earnings available to cover fixed charges and preferred dividends consist solely of dividends from Globalstar on the preferred partnership interests held by us.

                                GLOBALSTAR, L.P.
                 DEFICIENCY OF EARNINGS TO COVER FIXED CHARGES
              AND DISTRIBUTIONS ON PREFERRED PARTNERSHIP INTERESTS
                                 (In thousands)

     The deficiency of earnings to cover fixed charges and distributions on preferred partnership interests presented below should be read together with the financial statements and the notes accompanying them and "Management's Discussion and Analysis of Financial Condition and Results of Operations" found in our and Globalstar's Annual Report on Form 10-K for the year ended December 31, 1998 incorporated into this prospectus by reference.

     MARCH 23, 1994
    (COMMENCEMENT OF                                  YEAR ENDED DECEMBER 31,
     OPERATIONS) TO       --------------------------------------------------------------------------------
   DECEMBER 31, 1994            1995                 1996                 1997                 1998
  --------------------    -----------------    -----------------    -----------------    -----------------
  N.A.                            N.A.              $81,869             $184,683             $330,475

                                USE OF PROCEEDS

     We will receive no proceeds from sales of securities under this prospectus.

                         DESCRIPTION OF PREFERRED STOCK

     The following summary is not intended to be complete. For a complete description of the preferred stock, you should read the annex to our bye-laws, which sets forth the terms. A copy of that annex is an exhibit to our and Globalstar's Annual Report on Form 10-K for the year ended December 31, 1998, which is incorporated by reference in this prospectus.

     Our only assets are our interests in Globalstar. Therefore, we are dependent upon payments from Globalstar to meet our obligations, including those under the preferred stock. We have invested the net proceeds from the sale of the preferred stock in preferred partnership interests of Globalstar. These interests have terms generally similar to those of the preferred stock as to dividends, redemptions and conversion. However, instead of common stock, Globalstar may issue ordinary partnership interests in payment of dividends, redemptions and conversions.

     The transfer agent for the preferred stock will be The Bank of New York unless we select a successor.

RANKING

     The preferred stock ranks, with respect to dividend distributions and distributions upon our liquidation, winding-up and dissolution,

     - senior to all classes of our common stock and to each other class of capital stock or series of our preferred stock established after January 21, 1999 the terms of which do not expressly provide that it ranks senior to or on a parity with the preferred stock as to dividend distributions and distributions upon our liquidation, winding-up and dissolution (we refer to these securities, together with our common stock , as "Junior Securities"),

     - on a parity with any additional shares of our preferred stock issued in the future and any other class of capital stock or series of preferred stock we establish after January 21, 1999, the terms of which expressly provide that such class or series will rank on a parity with the preferred stock as to dividend distributions and distributions upon our liquidation, winding-up and dissolution (we refer to these securities as "Parity Securities"), and

     - junior to each class of capital stock or series of preferred stock we establish after January 21, 1999 the terms of which expressly provide that such class or series will rank senior to the preferred stock as to dividend distributions and distributions upon our liquidation, winding-up and dissolution (we refer to these securities as "Senior Securities").

     The preferred stock will be subject to the issuance of Junior Securities, Parity Securities and Senior Securities, provided that we may not issue any new class of Senior Securities without the approval of the holders of at least
66 2/3% of the shares of preferred stock then outstanding, voting or consenting, as the case may be, together as one class.

     No dividend shall be declared or paid upon, and no sum will be set apart for the payment of dividends upon, any outstanding share of preferred stock with respect to any dividend period unless all dividends for all preceding dividend periods have been declared and paid, or declared and a sufficient sum set apart for the payment of such dividends, upon all outstanding shares of Senior Securities.

DIVIDENDS

     When, as and if the board of directors declares a dividend out of funds we have legally available therefor, the holders of the preferred stock will be entitled to receive a dividend. Dividends:

     - are cumulative from the issue date of the preferred stock;

     - accrue at the rate per annum of 8% of the Liquidation Preference per share;

     - are payable quarterly in arrears on each February 15, May 15, August 15 and November 15, commencing on May 15, 1999 (each, a "Dividend Payment Date") (unless such date is not a Business Day, in which case such payment shall be made on the next succeeding Business Day), to the holders of record as of the next preceding February 1, May 1, August 1 and November 1 (each, a "Record Date");

     - are computed on the basis of a 360-day year consisting of twelve 30-day months and be deemed to accrue on a daily basis;

     - accrue whether or not we have earnings or profits, whether or not we have funds legally available for the payment of such dividends and whether or not we declare dividends; and

     - accumulate to the extent they are not paid on the Dividend Payment Date for the period to which they relate.

     We will, in accordance with the preferred stock annex, take all actions required or permitted under The Companies Act 1981 of Bermuda (the "Companies Act") to permit the payment of dividends on the preferred stock.

     No dividends of any kind shall be declared or paid upon, and no sum will be set apart for the payment of dividends upon any outstanding share of preferred stock with respect to any dividend period unless all dividends for all preceding dividend periods have been declared and paid, or declared and a sufficient sum set apart for the payment of such dividends, upon all outstanding shares of preferred stock.

     Unless full cumulative dividends on all outstanding shares of preferred stock for all past dividend periods shall have been declared and paid, or declared and a sufficient sum for the payment thereof set apart, then:

     - no dividend (other than a dividend payable solely in shares of any Junior Securities or Parity Securities or a partial dividend on Parity Securities that is paid pro rata on the preferred stock) shall be declared or paid upon, or any sum set apart for the payment of dividends upon, any shares of Junior Securities or Parity Securities, respectively;

     - no other distribution shall be declared or made upon, or any sum set apart from the payment of any distribution upon, any shares of Junior Securities or Parity Securi-
ties, other than a distribution consisting solely of Junior Securities or Parity Securities, respectively;

     - no shares of Junior Securities or Parity Securities or any warrants, rights, calls or options exercisable for or convertible into any Junior Securities or Parity Securities shall be purchased, redeemed or otherwise acquired (excluding an exchange for shares of other Junior Securities or Parity Securities, respectively) by us or any of our subsidiaries; and

     - no monies shall be paid into or set apart or made available for a sinking or other like fund for the purchase, redemption or other acquisition of any shares of Junior Securities or Parity Securities or any warrants, rights, calls or options exercisable for or convertible into any Junior Securities or Parity Securities by us or any of our subsidiaries.

     Holders of the preferred stock will not be entitled to any dividends, whether payable in cash, property or stock, in excess of the full cumulative dividends as described above.

     In the future, we or Globalstar may be party to credit agreements or other agreements relating to indebtedness that contain restrictions on our ability to pay cash dividends on the preferred stock.

OPTIONAL REDEMPTION

     Provisional Redemption.   At any time on or prior to February 15, 2002, we
may redeem the preferred stock, in whole or in part (the "Provisional Redemption"), at the redemption price of 104.6% of the aggregate Liquidation Preference of the shares of preferred stock to be redeemed (the "Provisional Redemption Date") if the Current Market Value (as defined below) of the common stock equals or exceeds the following trigger percentages of the prevailing conversion price (as described below) then in effect for at least 20 trading days in any consecutive 30-day trading day period ending on the trading day prior to the date of mailing of the notice of Provisional Redemption (the "Notice Date"), if called for redemption in the 12-month period ending on February 15 of the following years:

                                      TRIGGER
YEAR                                 PERCENTAGE
----                                 ----------
2000...............................     170%
2001...............................     160%
2002...............................     150%

     UPON ANY PROVISIONAL REDEMPTION, WE WILL MAKE AN ADDITIONAL PAYMENT (THE "DIVIDEND MAKE-WHOLE PAYMENT") WITH RESPECT TO THE SHARES OF PREFERRED STOCK CALLED FOR REDEMPTION, INCLUDING THOSE SHARES OF PREFERRED STOCK CONVERTED INTO COMMON STOCK BETWEEN THE NOTICE DATE AND THE PROVISIONAL REDEMPTION DATE. THE DIVIDEND MAKE-WHOLE PAYMENT WILL BE EQUAL TO THE SUM OF

     (1) THE PRESENT VALUE OF THE AGGREGATE AMOUNT OF DIVIDENDS THAT WOULD OTHERWISE HAVE ACCRUED FROM THE PROVISIONAL REDEMPTION DATE THROUGH FEBRUARY 15, 2002 (THE "DIVIDEND MAKE-WHOLE PERIOD"), AND

     (2) THE AMOUNT OF ANY ACCUMULATED AND UNPAID DIVIDENDS (INCLUDING A PRORATED DIVIDEND FOR ANY PARTIAL DIVIDEND PERIOD) AND PREFERRED STOCK LIQUIDATED DAMAGES (AS DEFINED), IF ANY, TO THE PROVISIONAL REDEMPTION DATE.

Such present value shall be calculated using the bond equivalent yield on U.S. Treasury notes or bills having a term nearest in length to that of the Dividend Make-Whole Period as of the Notice Date.

     Subsequent Optional Redemption.   At any time on or after February 20,
2002, we may at our option redeem the preferred stock, in whole or from time to time in part (the "Optional Redemption"), at a redemption price equal to the percentage of the Liquidation Preference set forth below, in each case together with accumulated and unpaid dividends (including an amount equal to a prorated dividend for any partial dividend period) and preferred stock Liquidated Damages, if any, to the date of redemption, upon not less than 30 nor more than 60 days' prior written notice, if redeemed during the 12-month period commencing on the dates set forth below:

                   DATE                      PERCENTAGE
                   ----                      ----------
February 20, 2002..........................    104.6%
February 19, 2003..........................    103.4%
February 19, 2004..........................    102.3%
February 19, 2005..........................    101.1%
February 19, 2006 and thereafter...........    100.0%

     We may not authorize or make any Provisional Redemption or Optional Redemption unless, prior to giving the applicable redemption notice, all accumulated and unpaid dividends for periods ended prior to the date of such redemption notice shall have been paid in cash or common stock. In the event of partial redemptions of preferred stock, the shares to be redeemed will be determined pro rata or by lot, as determined by us, provided that we may redeem all shares held by holders of fewer than 100 shares of preferred stock (or by holders that would hold fewer than 100 shares of preferred stock following such redemption) prior to our redemption of other shares of preferred stock.

MANDATORY REDEMPTION

     Unless it has already been redeemed or converted, the preferred stock will be mandatorily redeemed by us on February 15, 2011 at a redemption price equal to 100% of its Liquidation Preference, together with accumulated and unpaid dividends and Liquidated Damages, if any, to the mandatory redemption date.

METHOD OF PAYMENTS

     Globalstar may make any payments due on its preferred partnership interests

     - in cash,

     - by delivery of ordinary partnership interests in Globalstar to us (as described below and subject to certain limitations), or

     - through a combination of cash and non-preferred partnership interests.

     Likewise, subject to certain restrictions, we may generally make any payments due on the preferred stock, including dividend payments and redemption payments,

     - in cash,

     - by delivery of common stock, or

     - through any combination of cash and common stock.

     If Globalstar shall have paid the scheduled distribution or redemption payment on the preferred partnership interests corresponding to such payment in cash, we shall also make such payment in cash. We intend to use the same form of consideration as Globalstar used with respect to the preferred partnership interests, except that we will deliver common stock instead of ordinary partnership interests. We reserve the right to make a cash payment from the proceeds of an issuance of common stock following a payment by Globalstar through a delivery of ordinary partnership interests. We also reserve the right to make dividend payments notwithstanding the fact that we shall not have received a distribution on the preferred partnership interests for the corresponding Dividend Payment Date.

     We will make each dividend payment, Provisional Redemption payment (including the associated Dividend Make-Whole Payment), Optional Redemption payment and Mandatory Redemption payment on the preferred stock in cash, except to the extent we have elected to make all or any portion of such payment in shares of common stock. We may not make any such payment, or any portion thereof (other than a Mandatory Redemption payment, or portion thereof), in shares of common stock unless, on the date of such payment, the shelf registration statement referred to below is effective or is no longer required to be effective.

     If we elect to make any such payment, or any portion thereof, in shares of common stock, such shares shall be valued for such purpose:

     - in the case of any dividend payment, Provisional Redemption payment, Dividend Make-Whole Payment, Optional Redemption payment, or portion thereof, at 95% of the Average Market Value (as defined below); and

     - in the case of any Mandatory Redemption payment, or portion thereof (a) if on the date of such payment the shelf registration statement is effective or is no longer required to be effective, at 100% of the Average Market Value and (b) otherwise, at 90% of the Average Market Value.

     If, as a matter of law, we are not able to issue common stock in payment of the mandatory redemption price, then we may, at our option, cause the preferred stock to be converted on the mandatory redemption date into the same number of shares of common stock as we could otherwise have issued in satisfaction of the mandatory redemption price, provided that we have given the Holders notice of the exercise of such option at least 30 days prior to the mandatory redemption date. No fractional shares of common stock will be delivered to the Holders, but we will instead pay a cash adjustment to each holder that would otherwise be entitled to a fraction of a share of common stock. The amount of such cash adjustment will be determined based on the proceeds received by the transfer agent from the sale of that number of shares of common stock, which we will deliver to the transfer agent for such purpose, equal to the aggregate of all such fractions (rounded up to the nearest whole share).

     The transfer agent is authorized and directed in the preferred stock annex to sell such shares at the best available prices and distribute the proceeds to the holders in proportion to their respective interests therein. We will pay the expenses of the transfer agent with respect to such sale, including brokerage commissions. Any portion of any such payment that is declared and not paid through the delivery of shares of common stock will be paid in cash.

     We will make a public announcement no later than the close of business on the tenth business day prior to the Record Date for each dividend as to whether we will pay such dividend and, if so, the form of consideration we will use to make such payment.

     "Average Market Value" of the common stock means the arithmetic average of the Current Market Value of the common stock for the ten trading days ending on the fifth business day prior to (a) in the case of the payment of any dividend, the Record Date for such dividend and (b) in the case of any other payment, the date of such payment.

     "Current Market Value" of the common stock means the average of the high and low sale prices of the common stock as reported on the Nasdaq National Market or any national securities exchange upon which the common stock is then listed, for the trading day in question.

PROCEDURE FOR REDEMPTION

     On and after a redemption date, unless we default in the payment of the applicable redemption price, dividends will cease to accrue on shares of preferred stock called for redemption and all rights of holders of such shares will terminate except for the right to receive the redemption price, without interest. However, if we shall not have previously given a notice of redemption and not have segregated and irrevocably set apart an amount in cash equal to the full redemption price in trust for the benefit of holders of the preferred stock called for redemption, then at the close of business on the day on which such funds are so segregated and set apart, the holders of the shares to be redeemed shall cease to be our stockholders and shall be entitled, subject to their rights of conversion, to receive only the redemption price for their shares on the redemption date.

     We will make a public announcement of the redemption (including a statement of the form of consideration we will use to effect the same) and send a written notice thereof by first class mail to each holder of record of shares of preferred stock not fewer than 30 days nor more than 60 days prior to the date fixed for such redemption.

     Shares of preferred stock issued and reacquired will, upon compliance with the applicable requirements of law, have the status of authorized but unissued shares of our preferred stock undesignated as to series and may with any and all other authorized but unissued shares of our preferred stock be designated or redesignated and issued, as part of any series of our preferred stock.

CONVERSION RIGHTS

     Each share of preferred stock will be convertible at any time, unless previously redeemed, at the option of the holder thereof, into that number of shares of our common stock equal to $50.00 (the Liquidation Preference per share of preferred stock) divided by the conversion price then applicable. A holder's right to convert shares of preferred stock called for redemption will terminate at the close of business on the business day preceding the redemption date and will be lost if not exercised prior to that time, unless we default in making the payment due upon redemption.

     The initial conversion price is $23.2563 per share, and each share of preferred stock is initially convertible into 2.15 shares of common stock. The conversion price is subject to adjustment in certain events, including:

     - the payment of dividends (and other distributions) in common stock on any class of our capital stock other than the payment of dividends in common stock on the preferred stock or any other regularly scheduled dividend on any other preferred stock which does not trigger any anti-dilution provisions in any other security;

     - the issuance to all holders of common stock of rights, warrants or options entitling them to subscribe for or purchase common stock at less than the current market price (as calculated pursuant to the preferred stock annex);

     - subdivisions, combinations and reclassifications of common stock; and

     - distributions to all holders of common stock of evidences of our indebtedness, shares of any class of our capital stock, cash or other assets (including securities, but excluding those dividends, rights, warrants, options and distributions referred to in clauses (1) through
       (3) above and dividends and distributions paid in cash out of our retained earnings, unless the sum of all such cash dividends and distributions made and the amount of cash and the fair market value of other consideration paid in respect of any repurchases of common stock by us or any of our subsidiaries, in each case within the preceding 12 months in respect of which no adjustment has been made, exceeds 20% of the product of the then current market price of the common stock times the aggregate number of shares of common stock outstanding on the record date for such dividend or distribution).

     We are not required to make any adjustment of the conversion price until cumulative adjustments amount to 1% or more of the conversion price as last adjusted. Notwithstanding the foregoing, no adjustment to the conversion price shall reduce the conversion price below the then applicable par value per share of the common stock. In addition to the foregoing adjustments, we are permitted to make such reductions in the conversion price as we consider to be advisable in order that any event treated for federal income tax purposes as a dividend of stock or stock rights will not be taxable to the holders of the common stock.

     In the case of certain consolidations or mergers to which we are a party or the transfer of substantially all of our assets, each share of preferred stock then outstanding would become convertible only into the kind and amount of securities, cash and other property receivable upon the consolidation, merger or transfer by a holder of the number of shares of common stock into which such share of preferred stock might have been converted immediately prior to such consolidation, merger or transfer (assuming such holder of common stock failed to exercise any rights of election and received per share the kind and amount receivable per share by a plurality of non-electing shares).

     No fractional shares of common stock will be issued upon conversion; in lieu thereof, we will pay a cash adjustment based upon the closing price of the common stock on the business day prior to the conversion date.

     The holder of record of a share of preferred stock at the close of business on a record date with respect to the payment of dividends on the preferred stock will be entitled to receive such dividends with respect to such share of preferred stock on the corresponding Dividend Payment Date, notwithstanding the conversion of such share after such Record Date and prior to such Dividend Payment Date.

     A share of preferred stock surrendered for conversion during the period from the close of business on any Record Date for the payment of dividends to the opening of business of the corresponding Dividend Payment Date must be accompanied by a payment in cash, common stock or a combination thereof (depending on the method of payment that we have chosen to pay the dividend) in an amount equal to the dividend payable on such Dividend Payment Date. However, this does not apply if such share of preferred stock has been called for redemption on a redemption date occurring during the period from the close of business on any Record Date for the payment of dividends to the close of business on the business day immediately following the corresponding Dividend Payment Date.

     The dividend payment with respect to a share of preferred stock called for redemption on a date during the period from the close of business on any Record Date for the payment of dividends to the close of business on the business day immediately following the corresponding Dividend Payment Date will be payable on such Dividend Payment Date to the record holder of such share on such Record Date if such share has been converted after such Record Date and prior to such Dividend Payment Date. Except as provided with respect to a Provisional Redemption, no payment or adjustment will be made upon conversion of shares of preferred stock for accumulated and unpaid dividends or for dividends with respect to the common stock issued upon such conversion.

VOTING RIGHTS

     Holders of shares of the preferred stock have no voting rights, except as required by law and upon the occurrence of a Voting Rights Triggering Event. The accumulation of accrued and unpaid dividends on the outstanding preferred stock in an amount equal to six quarterly dividends (whether or not consecutive) constitutes a Voting Rights Triggering Event, giving the holders of a majority of the outstanding shares of preferred stock the right to elect such number of members to our board of directors constituting at least 20% of the then existing board of directors before such election (rounded to the nearest whole number). However, such number shall be no less than one nor greater than two, and the number of members of our board of directors will be immediately and automatically increased by one or two, as the case may be. Voting rights arising as a result of a Voting Rights Triggering Event will continue until all dividends in arrears on the preferred stock are paid in full, at which time the term of office of any such members of the Board of Directors so elected shall terminate and such directors shall be deemed to have resigned.

     In addition, the preferred stock annex provides that without the approval of holders of at least 66 2/3% of the shares of preferred stock then outstanding, voting or consenting, as the case may be, as one class,

     - we will not authorize any class of Senior Securities or any obligation or security convertible or exchangeable into or evidencing a right to purchase shares of any class or series of Senior Securities, and

     - we may not amend the preferred stock annex or bye-laws so as to affect adversely the specified rights, preferences, privileges or voting rights of holders of shares of the preferred stock or authorize the issuance of any additional shares of preferred stock.

     The preferred stock annex also provides that

     - except as set forth above with respect to Senior Securities, (a) the creation, authorization or issuance of any shares of Junior Securities, Parity Securities or Senior Securities or (b) the increase or decrease in the amount of authorized capital stock of any class, including any preferred stock, shall not require the consent of the holders of preferred stock and shall not be deemed to affect adversely the rights, preferences, privileges, special rights or voting rights of holders of shares of preferred stock, and

     - we will not require the consent of the holders of preferred stock to authorize, create (by way of reclassification or otherwise) or issue any Parity Securities or any obligation or security convertible or exchangeable into or evidencing a right to purchase, shares of any class or series of Parity Securities.

MERGER, CONSOLIDATION AND SALE OF ASSETS

     Without the vote or consent of the holders of a majority of the then outstanding shares of preferred stock (excluding the shares owned by), we may not consolidate or merge with or into, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its assets to, any person unless:

     - the entity formed by such consolidation or merger (if other than us) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made (in any such case, the "resulting entity") is a corporation organized and existing under the laws of Bermuda, the United States or any State thereof or the District of Columbia;

     - if we are not the resulting entity, the preferred stock is converted into or exchanged for and becomes shares of such resulting entity, having in respect of such resulting entity the same (or more favorable) powers, preferences and relative, participating, optional or other special rights thereof that the preferred stock had immediately prior to such transaction; and

     - immediately after giving effect to such transaction, no Voting Rights Triggering Event has occurred and is continuing.

     The resulting entity of such transaction shall thereafter be deemed to be the "Company" for all purposes of the preferred stock annex.

     Except as described herein, the preferred stock annex does not provide the holders of the preferred stock with any special protection in the event of a takeover, recapitalization or similar transaction which could adversely affect our capital structure or the value of the preferred stock or the common stock.

LIQUIDATION PREFERENCE

     Upon any voluntary or involuntary liquidation, dissolution or winding-up of our company or reduction or decrease in our capital stock resulting in a distribution of assets to the holders of any class or series of our capital stock, each holder of shares of the preferred stock will be entitled to payment out of our assets available for distribution of an amount equal to the Liquidation Preference per share of preferred stock held by such holder, plus accrued and unpaid dividends and preferred stock Liquidated Damages, if any, to the date fixed for liquidation, dissolution, winding-up or reduction or decrease in capital stock (including an amount equal to a prorated dividend for the period from the last dividend payment date to the date fixed for liquidation, dissolution, winding up or reduction or decrease in capital stock), before any distribution is made on any Junior Securities, including, without limitation, common stock.

     After payment in full of the Liquidation Preference and all accrued dividends and preferred stock Liquidated Damages, if any, to which holders of preferred stock are entitled, such holders will not be entitled to any further participation in any distribution of our assets. If, upon our liquidation, dissolution or winding-up, whether voluntary or involuntary, the amounts payable with respect to the preferred stock and all other Parity Securities are not paid in full, the holders of the preferred stock and the Parity Securities will share equally and ratably in any distribution of our assets in proportion to the full Liquidation Preference and accumulated and unpaid dividends and preferred stock Liquidated Damages, if any, to which each is entitled. However, neither the voluntary sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of our property or assets nor our consolidation or merger with or into one or more entities will be deemed to be a voluntary liquidation, dissolution or winding-up or reduction or decrease in capital stock, unless such sale, conveyance, exchange or transfer shall be in connection with a liquidation, dissolution or winding-up of our business or reduction or decrease in capital stock.

     The preferred stock annex does not contain any provision requiring funds to be set aside to protect the liquidation preference of the preferred stock, although such liquidation preference will be substantially in excess of the par value of such shares of preferred stock. Consequently, there will be no restriction upon our surplus solely because the liquidation preference of the preferred stock will exceed the par value thereof and there will be no remedies available to holders of the preferred stock before or after the payment of any dividend, other than in connection with our liquidation, solely by reason of the fact that such dividend would reduce our surplus to an amount less than the difference between the liquidation preferences of the preferred stock and its par value.

COVENANT TO REPORT

     We will, pursuant to the preferred stock annex, file with the transfer agent within 15 days after we file them with the SEC, copies of the annual, quarterly and current reports and the information, documents, and other reports that we are required to file with the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act ("SEC Reports").

     In the event we are not required or shall cease to be required to file SEC Reports pursuant to the Exchange Act, we will nevertheless continue to file such reports with the SEC (unless the SEC will not accept such a filing). Whether or not required by the Exchange Act to file SEC Reports with the SEC, so long as any shares of preferred stock are outstanding, we will furnish copies of the SEC Reports to the holders of preferred stock at the time we are required to make such information available to the transfer agent and to prospective investors who request it in writing.

     In addition, we have agreed that, for so long as any shares of preferred stock remain outstanding, we will furnish to the holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under Securities Act.

REGISTRATION RIGHTS; LIQUIDATED DAMAGES

     Under the registration rights agreement entered into among us, Globalstar and the initial purchasers of the preferred stock, we have agreed to use our reasonable efforts to maintain the effectiveness of the shelf registration statement for a period ending on the earlier of the second anniversary of the original issuance of the preferred stock and the date when all Transfer Restricted Securities covered by the shelf registration statement have been sold.

     In the event of a Registration Default (as defined below) we have agreed to pay to each holder of Transfer Restricted Securities preferred stock Liquidated Damages ("Liquidated Damages").

     A "Registration Default" occurs and triggers the preferred stock Liquidated Damages occurs in the event that this shelf registration statement is declared effective but thereafter ceases to be effective or usable for any period of ten consecutive days or for any 20 days in any 180-day period in connection with resales of Transfer Restricted Securities (provided, that we will have the option of suspending the effectiveness of the shelf registration statement or notifying holders of Transfer Restricted Securities that the shelf registration statement shall be deemed to not be effective (in which case the shelf registration statement shall not be considered "effective" for the purposes of the preferred stock provisions), without becoming obligated to pay Liquidated Damages for periods of up to a total of 60 days in any calendar year if our board of directors determines that compliance with the disclosure obligations necessary to maintain the effectiveness of the shelf registration statement at such time could reasonably be expected to have an adverse effect on us or a pending corporate transaction).

     "Transfer Restricted Securities" for this purpose, means each share of preferred stock and each share of common stock issuable upon conversion of the preferred stock or in satisfaction of any dividend or other payment on the preferred stock until (a) the date on which such security has been effectively registered under the Securities Act and disposed of in accordance with the shelf registration statement or (b) the date on which such security is distributed to the public pursuant to Rule 144 under the Securities Act or may be distributed to the public pursuant to Rule 144(k) under the Securities Act.

     Liquidated Damages, if any:

     - will be paid at a rate of 0.50% of the Liquidation Preference of the preferred stock constituting Transfer Restricted Securities;

     - accrue from the date of the Registration Default to and including the 30th day following such Registration Default and, increase by 0.50% for each subsequent 30 day period;

     - may not exceed 2.00% of the Liquidated Preference of the preferred stock; and

     - will be paid in cash on each Dividend Payment Date specified in the preferred stock annex with respect to shares of preferred stock.

Following the cure of all Registration Defaults, the accrual of Liquidated Damages will cease.

     We will provide to each holder of preferred stock copies of this prospectus, which will be a part of the shelf registration statement, notify each holder when the shelf registration statement has become effective and take certain actions as are required to permit unrestricted resales of the preferred stock (and the common stock into which the preferred stock is convertible). A Holder of Transfer Restricted Securities selling such securities pursuant to the shelf registration statement is generally required to be named as a selling securityholder in this prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and is bound by the provisions of the Registration Rights Agreement which are applicable to such holder (including certain indemnification obligations).

FORM AND DENOMINATION

     Global Shares; Book Entry Form.   Except as set forth below, shares of
preferred stock were evidenced initially by one or more global certificates (the "Global Certificate") which were deposited with, or on behalf of, the Depositary Trust Company (the "Depositary") and registered in the name of Cede & Co., as nominee of the Depositary (the "Global Certificate Holder"). Except as set forth below, record ownership of the Global Certificate may be transferred, in whole or in part, only to another nominee of the Depositary or to a successor of the Depositary or its nominee.

     Shares of preferred stock that are originally transferred to institutional "accredited investors" as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act will be issued in the form of certificates in definitive form (the "Definitive Securities"). Upon the transfer to a qualified institutional buyer of Definitive Securities, such Definitive Securities may be exchanged, subject to the requirements of the Depositary, for a beneficial interest in the Global Certificate representing the number of shares of preferred stock transferred.

     Owners of a beneficial interest in the Global Certificate may hold their interest in the Global Certificate directly through the Depositary if such holder is a Participant in the Depositary or indirectly through organizations that are Participants in the Depositary. Persons who are not Participants may beneficially own interests in the Global Certificate held by the Depositary only through Participants or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. So long as Cede & Co., as the nominee of the Depositary, is the registered owner of the Global Certificate, Cede & Co. for all purposes will be considered the sole holder of the Global Certificate. Owners of beneficial interest in the Global Certificate will be entitled to have Definitive Securities registered in their names and to receive physical delivery of Definitive Securities.

     Payments of dividends on and any redemption price with respect to the Global Certificate will be made to the Global Certificate holder or its nominee, as registered owner of the Global Certificate, by wire transfer of immediately available funds on each Dividend Payment Date or redemption date, as applicable. Neither we nor the transfer agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Certificate or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

     We have been informed by the Depositary that, with respect to any payment of dividends on, or the redemption price with respect to, the Global Certificate, the Depositary's practice is to credit Participants' accounts on the payment date therefor, with payments in amounts proportionate to their respective beneficial interests in the preferred stock represented by the Global Certificate as shown on the records of the payments by Participants to owners of beneficial interests in the preferred stock represented by the Global Certificate held through such Participants will be the responsibility of such Participants, as is now the case with securities held for accounts of customers registered in "street name".

     Transfers between Participants will be effected in the ordinary way in accordance with the Depositary's rules and will be settled in immediately available funds. The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer beneficial interests in the Global Certificate to such persons may be limited. Because the Depositary can only act on behalf of a beneficial interest in the preferred stock represented by the Global Certificate to pledge such interest to persons or entities that do not participate in the Depositary system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing such interest.

     Neither we nor the transfer agent will have responsibility for the performance of the Depositary or its Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations. The Depositary has advised us that it will take any action permitted to be taken by a holder of preferred stock (including, without limitation, the presentation of Depositary interests in the Global Certificate are credited, and only in respect of the preferred stock represented by the Global Certificate as to which such Participant or Participants has or have given such direction).

     The Depositary has also advised us that the Depositary is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17a of the Exchange Act. The Depositary was created to hold securities for its Participants and to facilitate the clearance and settlement of securities transactions between Participants through electronic book-entry changes to accounts of its Participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations such as the initial purchasers of the preferred stock. Certain of such Participants (or their representatives), together with other entities, own the Depositary. Indirect access to the Depositary system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with a Participant, either directly or indirectly.

     Although we expect that DTC will agree to the foregoing procedures, it is under no obligation to perform or to continue to perform such procedures and DTC may discontinue such procedures at any time. Neither we nor the transfer agent will have any responsibility for the performance by DTC or its Participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

                          DESCRIPTION OF COMMON STOCK

     We have authorized 600,000,000 shares of common stock, par value $1.00 per share. As of December 31, 1998, we had 82,016,679 shares of common stock outstanding.

BERMUDA LAW

     The following discussion is based upon the advice of Appleby, Spurling & Kempe, our Bermuda counsel.

     We were incorporated as an exempted company under The Companies Act 1981 of Bermuda (the "Act"). Accordingly, the rights of our shareholders are governed by Bermuda law and our Memorandum of Association and Bye-Laws.

     The following is a summary of certain provisions of Bermuda law and our organizational documents. You should note that this summary is not a comprehensive description of such laws and documents and that it is qualified in its entirety by appropriate reference to Bermuda law and to our organizational documents.

     Dividends.   Under Bermuda law, a company may pay such dividends as are declared from time to time by its board of directors unless there are reasonable grounds for believing that the company is or would, after the payment, be unable to pay its liabilities as they become due or that the realizable value of its assets would thereby be less than the aggregate of its liabilities and issued share capital and share premium accounts.

     Voting Rights.   Under Bermuda law, questions brought before a general
meeting of shareholders are decided by a majority vote of shareholders present at the meeting (or by such majority as the Act or our Bye-Laws prescribe). Each shareholder has one vote, irrespective of the number of shares held, unless a poll is requested.

     Our Bye-Laws provide that, subject to the provisions of the Act, any questions proposed for the consideration of the shareholders will be decided by a simple majority of the votes cast. Each shareholder present, or person holding proxies for any shareholder, is entitled to one vote. If a poll is requested, each shareholder present in person or by proxy has one vote for each share held.

     A poll may only be requested under our Bye-Laws by

     - the Chairman of the meeting,

     - at least three shareholders present in person or by proxy,

     - any shareholder or shareholders, present in person or by proxy, holding between them not less than 10% of the total voting rights of all shareholders having the right to vote at such meeting, or

     - a shareholder or shareholders, present in person or by proxy, holding our voting shares on which an aggregate sum has been paid up equal to not less than 10% of the total sum paid up on all such voting shares.

     Rights in Liquidation.   Under Bermuda law, in the event of liquidation,
dissolution or winding up of a company, the proceeds of such liquidation, dissolution or winding up are distributed pro rata among the holders of common stock. However, such distribution may only be effected after satisfaction in full of all claims of creditors and subject to the preferential rights accorded to any series of preferred stock.

     Meetings of Shareholders.   Under Bermuda law, a company is required to
convene at least one general shareholders' meeting per calendar year. Bermuda law provides that a special general meeting may be called by the board of directors and must be called upon the request of shareholders holding not less than 10% of such of the paid-up capital of the company carrying the right to vote. Bermuda law also requires that shareholders be given at least five days' advance notice of a general meeting but the accidental omission of notice to any person does not invalidate the proceedings at a meeting. Under our Bye-Laws, at least ten days' notice of the annual general meeting and of any special general meeting must be given to each shareholder.

     Under Bermuda law, the number of shareholders constituting a quorum at any general meeting of shareholders is determined by the bye-laws of a company. Our Bye-Laws provide that the presence in person or by proxy of the holders of more than 50% of our voting capital stock constitutes a quorum.

     Access to Books and Records and Dissemination of Information.   Members of
the general public have the right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. These documents include the company's certificate of incorporation, its memorandum of association (including its objects and powers) and any alteration to the company's memorandum of association.

     Under Bermuda law, the shareholders have the additional right to inspect the bye-laws of the company, minutes of general meetings and the company's audited financial statements, which must be presented at the annual general meeting. The register of shareholders of a company is also open to inspection by shareholders without charge and to members of the general public on the payment of a fee. A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Act, establish a branch register outside Bermuda.

     A company is required to keep at its registered office a register of its directors and officers which is open for inspection for not less than two hours in each day by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

     Election or Removal of Directors.   Under Bermuda law and our Bye-Laws,
directors are elected at the annual general meeting or until their successors are elected or appointed, unless they are earlier removed or resign.

     Under Bermuda law and our Bye-Laws, a director may be removed at a special general meeting of shareholders specifically called for that purpose, provided that the director was served with at least 14 days' notice. The director has a right to be heard at the meeting. Any vacancy created by the removal of a director at a special general meeting may be filled at such meeting by the election of another director in his or her place or, in the absence of any such election, by the board of directors.

     Amendment of Memorandum of Association and Bye-Laws.   Bermuda law provides
that the memorandum of association of a company may be amended by a resolution passed at a general meeting of shareholders of which due notice has been given. An amendment to the memorandum of association also requires the approval of the Bermuda Minister of Finance, who may grant or withhold approval at his discretion. However, such approval of the Bermuda Minister of Finance is not required for an amendment which alters or reduces a company's share capital as provided in the Act. Except as set forth therein, the bye-laws may be amended by a resolution passed by a majority of shares cast at a general meeting.

     Under Bermuda law, the holders of an aggregate of no less than 20% in par value of a company's issued share capital have the right to apply to the Bermuda Court for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting. This does not apply to an amendment which alters or reduces a company's share capital as provided in the Act. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda Court. An application for amendment of the memorandum of association must be made within 21 days after the date on which the resolution altering the company's memorandum is passed. Such application may be made on behalf of the persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No such application may be made by persons voting in favour of the amendment.

     Appraisal Rights and Shareholder Suits.   Under Bermuda law, in the event
of an amalgamation of two Bermuda companies, a shareholder who is not satisfied that fair value has been paid for his shares may apply to the Bermuda Court to appraise the fair value of his shares. The amalgamation of a company with another company requires the amalgamation agreement to be approved by

     - the board of directors,

     - a meeting of the holders of shares of the amalgamating company of which they are directors,

     - a meeting of the holders of each class of such shares, and

     - the Bermuda Minister of Finance (who may grant or withhold consent at his discretion).

     Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong done to the company where the act complained of

     - is alleged to be beyond the corporate power of the company,

     - is illegal, or

     - would result in the violation of the company's memorandum of association or bye-laws.

     Furthermore, consideration would be given by the Court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company's shareholders than those who actually approved it.

     When the affairs of a company are being conducted in a manner oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Bermuda Court for an order regulating the company's conduct of affairs in the future or ordering the purchase of the shares by any shareholder, by other shareholders or by the company.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the common stock is The Bank of New York.

                                    TAXATION

     This summary of certain tax considerations is based upon current (as of the date of this prospectus) laws, treaties, cases, regulations and rulings, all of which are subject to change, possibly with retroactive effect. It does not consider all the tax issues that might be relevant to an investor or that depend upon an investor's particular circumstances.

     Prospective investors should consult their own professional advisors about the tax consequences of acquiring, holding and disposing of the preferred stock under the laws of the jurisdictions in which they are subject to taxation.

     The legal conclusions set forth below in the discussion of U.S. tax law are the opinions of Willkie Farr & Gallagher, our U.S. counsel. The summary of certain Bermuda tax consequences is the opinion of Appleby, Spurling & Kempe, our Bermuda counsel.

UNITED STATES TAX CONSIDERATIONS

     Taxation of United States Holders of Preferred and Common Stock.   This
section discusses certain rules applicable to a holder of stock that is a United States Holder. For purposes of this discussion, a "United States Holder" means a holder of stock who or which is

     - an individual who is a citizen or resident of the United States for U.S. federal income tax purposes,

     - a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any political subdivision thereof (including the States and the District of Columbia),

     - an estate or trust described in Section 7701(a)(30) of the Internal Revenue Code of 1976, as amended (the "Code"), or

     - a person whose worldwide income or gain is otherwise subject to U.S. federal income taxation on a net income basis.

     Certain U.S. federal income tax consequences relevant to a holder other than a United States Holder (a "non-U.S. Holder") are discussed separately below.

     A dividend payment on the stock will be taxable as ordinary dividend income to the extent it is paid out of our current or accumulated earnings and profits. Payments in excess of earnings and profits will be treated as a tax-free return of capital to the extent of the United States Holder's tax basis in the stock. These payments will reduce the tax basis at which the stock is held. We expect that dividend payments at least for 1999 will not be covered by earnings and profits and will constitute a tax-free return of capital. Subject to the discussion below, and assuming that the holder holds the stock as a capital asset, payments in excess of the United States Holder's tax basis will be a capital gain that is long-term or short-term depending on the holding period for the stock. Dividends on the preferred stock paid with common stock will be taxed in the same manner as a cash distribution in an amount equal to the fair market value of such stock. Certain adjustments to the Conversion Price of the Preferred Stock also would be taxed as if they were cash distributions, generally equal in amount to the fair market value of the increased proportionate interest in us affected by the adjustment.

     Because we are a foreign corporation, the dividend payments will not be eligible for the inter-corporate dividends-received deduction.

     Subject to the discussion below on passive foreign investment companies ("PFICs") and assuming the United States Holder holds the stock as a capital asset, any gain or loss recognized by a United States Holder on the sale or other disposition (other than a redemption by us) of stock will be capital gain or loss. Such capital gain or loss will be long-term or short-term depending on the holding period for the stock. A United States Holder will also generally recognize capital gain or loss upon a redemption of stock for cash.

     Notwithstanding the foregoing, on a redemption of preferred stock, in certain limited circumstances (primarily those involving United States Holders whose proportionate interests in us remain the same or increase after the redemption, and those involving United States Holders with significant interests in us whose interests in us are not materially reduced as a result of the redemption), such United States Holders may be required to treat any payments received with respect to such redemption as a dividend (taxable as described above) in whole or in part, without offset for such United States Holder's basis in the preferred stock, and may not be entitled to recognize a loss.

     Subject to the discussion below on PFICs, the conversion of preferred stock into common stock or the receipt of solely common stock on a Provisional, Optional or Mandatory Redemption would not be a taxable event. If both cash and common stock are received in a redemption, the United States Holder would realize a gain (which under certain limited circumstances may be taxed as ordinary dividend income) equal to the amount by which the fair market value of the common stock and the cash received exceeded his tax basis in the Security surrendered. However, the gain recognized for tax purposes would be the lesser of (x) the gain realized or (y) the cash received.

     Special rules apply to the taxation of a U.S. shareholder in a PFIC. A PFIC is a foreign corporation (1) 75% or more of whose income is passive or (2) 50% or more of whose assets produce or are held to produce passive income. We believe that we have not been a PFIC and will not become one. We continue to earn, through Globalstar, sufficient active income to avoid PFIC status. However, Globalstar may earn passive income such as interest on working capital and royalties on certain intangibles. Furthermore, the extent and timing of Globalstar's active business income cannot be predicted with certainty.

     If we were a PFIC, unless a United States Holder of preferred stock or common stock made the QEF election described below, he would be subject to a tax-deferral charge on gain on a disposition of such stock and on certain "excess distributions" received from us. Any such gains or excess distributions would be taxable at ordinary income rates. Under currently proposed, but not yet adopted, Treasury Regulations, the exchange of the preferred stock for common stock (either on conversion or on redemption of the preferred stock) would not be a "disposition" if we were a PFIC for the taxable year in which the conversion occurred. If we had been a PFIC but were no longer, the exchange would appear to be considered a taxable event.

     If a United States Holder makes the qualified electing fund ("QEF") election, he will be required to include in his taxable income his pro rata share of our ordinary earnings and net capital gain for each taxable year (regardless of when or whether cash attributable to such income is actually distributed to such shareholder by us). If the United States Holder makes a QEF election, the tax-deferral charge and ordinary income rules described in the preceding paragraph will not apply. Actual distributions out of amounts so included in income will not be taxable to the shareholder. A United States Holder's tax basis in its shares of stock will be increased by the amount so included and decreased by the amount of nontaxable distributions. Additionally, under currently proposed, but not yet adopted, Treasury Regulations, a United States Holder may be permitted to make a "special preferred QEF election." United States Holders considering a special preferred QEF election should consult their own tax advisors as to the availability and consequences of such special preferred QEF election.

     The QEF election is effective only if we make certain required information available to the United States Holders. In the event we are characterized as a PFIC for federal income tax purposes, we will undertake to provide each United States Holder with the information needed to make a QEF election and to determine the pro rata share of our ordinary earnings and net capital gain applicable to the preferred and common stock.

     A U.S. shareholder that holds "marketable" stock in a PFIC may, in lieu of making a QEF election, avoid certain unfavorable consequences of the PFIC rules by electing to mark the PFIC stock to market as of the close of each taxable year. If the preferred stock becomes marketable, or if a United States Holder has common stock, which is marketable, then such United States Holder may be eligible to be taxed on a mark-to-market basis with regard to such stock. If such United States Holder so elected, he would be taxed on changes in market value of the stock from year to year, whether or not he actually sold such stock. A United States Holder that makes the mark-to-market election will be required to include in income each year as ordinary income an amount equal to the excess, if any, of the fair market value of the stock at the close of the year over the United States Holder's adjusted tax basis in such stock. If, at the close of the year, the United States Holder's adjusted tax basis exceeds the fair market value of the stock, then the United States Holder may deduct any such excess from ordinary income, but only to the extent of net mark-to-market gains previously included in income. Any gain from the actual sale of the PFIC stock will be treated as ordinary income, and any loss will be treated as ordinary loss to the extent of net mark-to-market gains previously included in income.

     Liquidated Damages.   We intend to take the position that the Liquidated
Damages described above under "Description of Preferred Stock -- Registration Rights; Liquidated Damages" will be taxable to the United States Holder as ordinary income in accordance with the holder's method of accounting for U.S. federal income tax purposes. It is possible, however, that the IRS may take a different position, in which case a United States Holder might be required to include such Liquidated Damages in income as such Liquidated Damages accrue or become fixed (regardless of such United States Holder's usual method of tax accounting). The source of such Liquidated Damages is unclear; we believe that they should be treated as foreign source income for foreign tax credit purposes.

     Taxation of Non-U.S. Holders of Stock.   We expect that most of our income
will be from sources outside the United States and will not be effectively connected with a U.S. trade or business. Thus, non-U.S. Holders will not be subject to U.S. federal taxation on distributions received from us unless those distributions are effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States. In addition, such non-U.S. Holders will not be subject to U.S. federal income taxation on gains realized on a sale or exchange of preferred stock or common stock unless the sale of such stock is attributable to an office or fixed place of business maintained by him in the United States. The determination of whether a non-U.S. Holder is engaged in the conduct of a trade or business in the United States or whether the sale of a non-U.S. Holder's stock is attributable to an office or fixed place of business of the non-U.S. Holder in the United States depends on the facts and circumstances of each investor's case. Each prospective non-U.S. Holder should consult with his own tax advisor to determine whether his distributions or gains will be subject to U.S. federal income taxation.

     Taxation of GTL.   Our tax consequences result from our status as a partner
in Globalstar. As a partnership, Globalstar itself will not be subject to U.S. federal income taxation. Generally, its partners will be taxed as if they directly expended their share of Globalstar expenditures and directly realized their share of Globalstar income. We expect, based on Globalstar's description of its proposed activities, that most of our income will be from sources outside the United States and that such income will not be effectively connected with the conduct of a trade or business within the United States ("Foreign Income"). Thus, we believe that there generally will be no U.S. taxes on our share of Globalstar's Foreign Income. The IRS may disagree, however, and/or may promulgate regulations that would recharacterize a substantial portion of our income as derived from U.S. sources and as effectively connected with a U.S. trade or business so as to subject that income to regular U.S. federal income tax and a 30% branch profits tax. Any portion of our income from sources outside the United States, realized through Globalstar or otherwise, may be subject to taxation by foreign countries and the extent to which these countries may require us or Globalstar to pay tax or to make payments in lieu of tax cannot be determined in advance.

     We will be subject to U.S. tax at regular U.S. federal, state and local corporate rates on our share of Globalstar's income that is effectively connected with the conduct of a trade or business in the United States ("U.S. Income") and will be required to file federal, state and local income tax returns with respect to such U.S. Income. Globalstar is obligated to provide the information required for us to prepare our federal, state and local income tax returns. Globalstar will make cash distributions to us in an amount sufficient to pay our U.S. tax liability attributable to the preferred partnership interests. In addition, Globalstar intends to make cash distributions, to the extent of available funds, to all partners, including us, holding ordinary partnership interests until the non-U.S. partners, again including us, have been distributed an amount sufficient to enable them to pay the federal, state and local income taxes on their share of Globalstar's U.S. Income. The distribution to non-U.S. partners for federal income taxes may take the form of a withholding tax payment made by Globalstar to the U.S. Treasury. The amount withheld may exceed the amount of our federal income tax liability, in which case we would be entitled to seek a refund from the U.S. Treasury for the excess amount. In addition to the regular U.S. taxes, we will be subject to a United States branch profits tax (currently at a 30% rate) on actual or deemed withdrawals of our share of Globalstar's U.S. Income.

BERMUDA TAX CONSIDERATIONS

     At the date of this prospectus, there is no Bermuda income tax, corporation or profits tax, withholding tax, capital gains tax, capital transfer tax, estate or stamp duty or inheritance tax payable by us or the Holders (other than Holders ordinarily resident in Bermuda) in respect of their investment in the stock.

     We have obtained from the Minister of Finance under the Exempted Undertakings Tax Protection Act 1966, as amended, a certificate confirming that, in the event of there being enacted in Bermuda, any legislation imposing tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not until March 28, 2016 be applicable to us or to any of our operations, or our other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda and holding such preferred stock or other obligations, or to any land we lease or let in Bermuda.

     We are liable to pay the Bermuda government an annual registration fee calculated on a sliding scale based upon our assessable capital which fee will not exceed BD$26,500.

     We have been classified as non-resident of the Bermuda exchange control area by the Bermuda Monetary Authority, whose permission for the issue of the preferred stock has been obtained. The transfer of stock between persons regarded as non-resident of Bermuda for exchange control purposes and the issue and redemption of stock to and by such persons may be effective without specific consents under the Exchange Control Act 1972 of Bermuda and Regulations made thereunder. Transfers involving any person regarded as resident in Bermuda for exchange control purposes may require specific authorization under that Act. We, by virtue of being a non-resident of Bermuda for exchange control purposes, are free to acquire, hold and sell any foreign currency, securities and other investments without restrictions.

     Purchasers of stock may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase. Prospective purchasers should consult their tax advisers as to the tax laws of applicable jurisdictions and the specific tax consequences of acquiring, holding and disposing of the preferred stock.

     The preferred stock does not provide for additional payments by us following a change in the tax laws or rules of Bermuda that is adverse to the Holders.

TAX CONSIDERATIONS IN OTHER JURISDICTIONS

     Based upon its review of current tax laws, including applicable international tax treaties of certain countries that Globalstar believes to be among its significant potential markets, we expect that a significant portion of our worldwide income will not be subject to tax by the United States, Bermuda or by the countries from which we derive our income. However, to the extent that Globalstar bears a higher foreign tax because any holder of ordinary partnership interests (including us) is not subject to United States tax on its share of Globalstar's foreign income, the additional foreign tax will be specifically allocated to such partner and will reduce amounts distributed by Globalstar to such partner with respect to its ordinary partnership interests.

                              SELLING STOCKHOLDERS

     We originally issued and sold the preferred stock in January 1999 to Bear, Stearns & Co. Inc., Lehman Brothers Inc., Donaldson, Lufkin & Jenrette Securities Corporation, C.E. Unterberg, Towbin, CIBC Oppenheimer Corp. and ING Baring Furman Selz LLC in a private placement. The preferred stock was then resold by those initial purchasers in transactions exempt from the registration requirements of the Securities Act in the United States to qualified institutional buyers (as defined in Rule 144A under the Securities Act) and to a limited number of accredited investors (as defined in Rule 501(A) under the Securities Act). The selling stockholders listed below may, pursuant to this prospectus, from time to time offer and sell the number of shares of preferred stock listed below and/or the number of shares of common stock into which such preferred stock has been converted. The number of whole shares of common stock into which such preferred stock is initially convertible (the "Conversion Shares") is also listed below.

                                                          SHARES OF      CONVERSION
SELLING PREFERRED STOCKHOLDERS                         PREFERRED STOCK     SHARES
------------------------------                         ---------------   ----------
Deutsche Bank Securities Inc. .......................       685,550      1,473,901
R2 Investments, LDC..................................       569,850      1,225,151
Bear, Stearns & Co. .................................       400,000        859,982
IDS Life Managed Fund, Inc. .........................       200,000        429,991
Dickstein & Co., L.P. ...............................       160,000        343,992
Paloma Securities L.L.C. ............................       120,000        257,994
Fidelity Capital & Income Fund.......................       100,000        214,995
Double Black Diamond Offshore LDC....................        88,780        190,873
Black Diamond Offshore LTD...........................        87,110        187,282
HBK Securities.......................................        79,825        171,620
Credit Research & Trading............................        76,900        165,331
Vanguard Equity Income Fund..........................        60,100        129,212
HBK Offshore Fund Ltd. ..............................        55,250        118,785
Lipper Convertibles, L.P. ...........................        55,000        118,247
SoundShore Holdings Ltd. ............................        53,000        113,947
Hamilton Partners Limited............................        50,000        107,497
Lagunitas Partners, LP...............................        50,000        107,497
HBK Finance L.P. ....................................        42,675         91,749
Continental Casualty Company.........................        38,700         83,203
Deephaven Market Neutral Fund Limited................        32,999         70,946

                                                          SHARES OF      CONVERSION
SELLING PREFERRED STOCKHOLDERS                         PREFERRED STOCK     SHARES
------------------------------                         ---------------   ----------
Ellsworth Convertible Growth and Income Fund,                30,000         64,498
   Inc. .............................................
Bancroft Convertible Fund, Inc. .....................        30,000         64,498
HBK Cayman L.P. .....................................        29,750         63,961
Deephaven Market Neutral Trading LP..................        27,001         58,050
White River Securities LLC...........................        25,000         53,748
PaceSetter I, LP.....................................        25,000         53,748
Butcher + Provision Workers..........................        21,000         45,149
Forest Global Convertible Fund Series A5.............        20,600         44,289
Gruber & McBaine Int'l...............................        20,000         42,999
Sage Capital.........................................        20,000         42,999
Forest Fukeum Fund LP................................        16,500         35,474
Morgan Stanley Dean Witter Income Builder Fund.......        16,000         34,399
TQA Arbitrage Fund LP................................        15,000         32,249
Anglo American Security Fund, LP.....................        15,000         32,249
Dickstein International Limited......................        14,000         30,099
The Common Fund......................................        12,700         27,304
Q Investments, L.P. .................................        12,500         26,874
Lockheed Martin Master Retirement Trust..............        10,000         21,499
Worldwide Transactions Ltd. .........................         9,110         19,586
Jackson Investment Fund Ltd..........................         8,000         17,199
SoundShore Opportunity Holding Fund Ltd. ............         7,500         16,124
Millenco, L.P. ......................................         7,500         16,124
Tamar Securities Inc. ...............................         5,000         10,749
Columbus Asset MGMT a/c UK...........................         4,225          9,083
Morgan Stanley Dean Witter Variable Income Builder            4,000          8,599
   Fund..............................................
Diocesean Investment Trust...........................         3,200          6,879
Crew Enterprises.....................................         3,000          6,449
IF Sheldo PSP........................................         3,000          6,449
Columbus Asset MGMT a/c Exempt.......................         2,200          4,729
Clayton Manufacturing, Inc. .........................         1,800          3,869
Norwest University...................................         1,500          3,224
LLT Limited..........................................         1,300          2,794
Forest Alternate Strategies Fund II LP ASI...........         1,100          2,364
Jon Douglas..........................................         1,000          2,149
IRC CMMIC Trust Fund.................................         1,000          2,149
B. Gene Carter.......................................         1,000          2,149
Columbus Asset MGMT a/c Jersey.......................           575          1,236
Forest Alternate Strategies Fund BLP ASM.............           500          1,074
Courtesy Chevrolet PSP, Phoenix......................           300            644
Coastcast Corp. .....................................           300            644
Steaven K. Jones, Sep IRA............................           200            429
Courtesy Chevrolet PSP, San Diego....................           100            214
Neil Simon 1983 Trust................................           100            214

     In July 1998, Loral Space & Communications Ltd.   ("Loral") sold 8,400,000
shares of our common stock that Loral owned (the "Quantum Shares") to Quantum Partners LDC, Quasar Strategic Partners LDC and Quantum Industrial Partners LDC in a private sale. The selling stockholders listed below may, pursuant to this prospectus, from time to time offer and sell the number of Quantum Shares listed below.

        SELLING COMMON STOCKHOLDERS          SHARES OF COMMON STOCK
        ---------------------------          -----------------------
Quantum Industrial Partners LDC............         2,100,000
Quantum Partners LDC.......................         4,200,000
Quasar Strategic Partners LDC..............         2,100,000

     The information concerning the selling stockholders may change from time to time. If required, such changes will be set forth in accompanying supplements to this prospectus. Because the selling stockholders may offer all or some portion of the common stock and/or preferred stock pursuant to this prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of common stock or preferred stock, we cannot predict the number of shares of common stock and preferred stock that will be held by the selling stockholders upon termination of this offering.

                              PLAN OF DISTRIBUTION

     The preferred stock and the common stock (collectively, the "Securities") offered pursuant to this prospectus may be sold from time to time to purchasers directly by the selling stockholders. Alternatively, the selling stockholders may from time to time offer the Securities through brokers, dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of the Securities for whom they may act as agent. The selling stockholders and any such brokers, dealers or agents who participate in the distribution of the Securities may be deemed to be "underwriters," and any profits on the sale of the Securities by them and any discounts, commissions or concessions received by any such brokers, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. To the extent the selling stockholders may be deemed to be underwriters, the selling stockholders may be subject to certain statutory liabilities of the Securities Act, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

     The Securities offered hereby may be sold from time to time by the selling stockholders, or, to the extent permitted, by pledgees, donees, transferees or other successors in interest. The Securities may be disposed of from time to time in one or more transactions through any one or more of the following:

     - a block trade, in which the broker or dealer so engaged will attempt to sell the Securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     - purchases by a broker or dealer as principal and resale by such broker or dealer for its account;

     - ordinary brokerage transactions and transactions, in which the broker solicits purchasers;

     - an exchange distribution in accordance with the rules of such exchange or transactions in the over-the-counter market;

     - the writing of options on the Securities;

     - by the purchasers directly;

     - sales through underwriters or dealers who may receive compensation in the form of underwriting discounts, concessions, or commissions from the selling stockholders or such successors in interest and/or from the purchasers of the Securities for whom they may act as agent; and

     - the pledge of the Securities as security for any loan or obligation, including pledges to brokers or dealers who may, from time to time, themselves effect distributions of the Securities or interest therein.

     In addition, the Securities covered by this prospectus may be sold in private transactions or under Rule 144 rather than pursuant to this prospectus.

     There is no assurance that any Selling Stockholder will sell any or all of the Securities offered by it hereunder or that any such Selling Stockholder will not transfer, devise or gift such Securities by other means not described herein.

     Such sales may be made at prices and at terms then prevailing or at prices related to the then current market price or at negotiated prices and terms. In effecting sales, brokers or dealers may arrange for other brokers or dealers to participate. The selling stockholders or such successors in interest, and any underwriters, brokers, dealers or agents that participate in the distribution of the Securities, may be deemed to be "underwriters" within the meaning of the Securities Act, and any profit on the sale of the Securities by them and any discounts, commissions or concessions received by any such underwriters, brokers, dealers or agents may be deemed to be underwriting commissions or discounts under the Securities Act.

     In the event of any such offering, we will distribute a revised prospectus or prospectus supplement, if required, which will set forth the aggregate amount and type of Securities being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, any discounts, commissions and other items constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers. Such prospectus supplement and, if necessary, a post-effective amendment to the registration statement of which this prospectus is a part, will be filed with the SEC to reflect the disclosure of additional information with respect to the distribution of the Securities.

     To the best of our knowledge, there are currently no plans, arrangements or understandings between any selling stockholders and any broker, dealer, agent or underwriter regarding the sale of the Securities by the selling stockholders.

     The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the Securities by the selling stockholders and any other such person. Furthermore, under Regulation M under the Exchange Act, any person engaged in the distribution of the Securities may not simultaneously engage in market-making activities with respect to the particular Securities being distributed for certain periods prior to the commencement of such distribution. All of the foregoing may affect the marketability of the Securities and the ability of any person or entity to engage in market-making activities with respect to the Securities.

     Pursuant to the terms of the registration rights agreement dated January 26, 1999, among us, Globalstar and the initial purchasers (the "Registration Rights Agreement"), holders of securities covered by a shelf registration statement, on the one hand, and Globalstar and us, on the other hand, have agreed to indemnify each other against certain liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection therewith. Pursuant to the registration rights agreement relating to the Quantum Shares, holders of the Quantum Shares have agreed to indemnify Loral and us, and we have agreed to indemnify the holders of the Quantum Shares, against certain liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection therewith.

     Pursuant to the Registration Rights Agreement, and a separate registration rights agreement with respect to the Quantum Shares, we have agreed to pay substantially all expenses of the registration, offering and sale of the Securities to the public, including, without limitation, SEC filing fees and expenses of compliance with state securities or "blue sky" laws; provided, however, that the selling stockholders will pay all underwriting discounts, selling commissions and related fees, if any.

                                 LEGAL MATTERS

     Certain United States tax matters described under "Taxation" will be passed upon for us by Willkie Farr & Gallagher, New York, New York, our general counsel. The validity of the preferred stock, the Conversion Shares and the other common stock offered hereby and the common stock issuable in satisfaction of dividend or redemption payments on the preferred stock, will be passed upon for us by Appleby, Spurling & Kempe, Hamilton, Bermuda. As of March 31, 1999, partners and counsel in Willkie Farr & Gallagher beneficially owned approximately 110,000 shares of common stock. Mr. Robert B. Hodes is counsel to the law firm of Willkie Farr & Gallagher and a Director of Loral and our company and a member of the Executive and Audit Committees of the Boards of Directors of both Loral and our company.

                                    EXPERTS

     The annual financial statements of GTL and Globalstar incorporated in this prospectus by reference from GTL's and Globalstar's Annual Report on Form 10-K for the year ended

December 31, 1998, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in auditing and accounting.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows us to "incorporate by reference" the information we file with it, which means we can satisfy our legal obligations to disclose important information contained in those documents by referring you to them. The information included in the following documents is incorporated by reference and is considered to be a part of this prospectus. More recent information that we file with the SEC automatically updates and supersedes any inconsistent information contained in prior filings.

     The documents listed below have been filed under the Securities and Exchange Act of 1934, with the SEC and are incorporated herein by reference:

     - our and Globalstar's Annual Report on Form 10-K for the year ended December 31, 1998;

     - our Proxy Statement relating to the 1999 Annual Meeting of Shareholders;

     - our and Globalstar's Current Report on Form 8-K, filed January 8, 1999;

     - our and Globalstar's Current Report on Form 8-K, filed January 22, 1999; and

     - the description of our common stock contained in our Registration Statement on Form 8-A filed under the Exchange Act and any amendments or reports filed for the purpose of updating such description.

     We also incorporate by reference all documents subsequently filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, until the offering of the preferred stock and common stock under this prospectus is completed.

     We will provide, upon request, without charge to each person, including any person having a control relationship with that person, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus. If you would like to obtain this information from us, please direct your request, either in writing or by telephone to Globalstar Telecommunications Limited, Cedar House, 41 Cedar Avenue, Hamilton HM12, Bermuda, Attn: Secretary, (441) 295-2244.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the SEC and have filed a registration statement with the SEC on Form S-3 to register these securities. Since this prospectus does not contain all of the information included in the registration statement you may wish to refer to the registration statement and its exhibits for further information about us and the registered securities.

     You can access our SEC filings electronically at www.sec.gov, and can read and copy our filings at the SEC's Public Reference Room (800-SEC-0330) at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain more information about us by visiting our web site at www.globalstar.com.

                           FORWARD-LOOKING STATEMENTS

     Some things in this prospectus, or incorporated by reference in this prospectus, are known as "forward-looking statements," as that term is used in
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements may relate to, among other things, future performance generally, business development activities, future capital expenditures, financing sources and availability and the effects of regulation and competition.

     When we or Globalstar use the words "believe," "intend," "expect," "may," "will," "should," "anticipate" or their negatives, or other similar expressions, the statements which include those words are usually forward-looking statements. When we describe strategy that involves risks or uncertainties, we are making forward-looking statements.

     We warn you that forward-looking statements are only predictions. Actual events or results may differ as a result of risks that we face, including those set forth in the section of this prospectus called "Risk Factors." Those are representative of factors that could affect the outcome of the forward-looking statements.

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                 4,000,000 SHARES OF 8% CONVERTIBLE REDEEMABLE

                            PREFERRED STOCK DUE 2011

                                      AND
                              8,400,000 SHARES OF
                                  COMMON STOCK

                            ------------------------
                                   PROSPECTUS

                              DATED APRIL 20, 1999

                            ------------------------

                         GLOBALSTAR TELECOMMUNICATIONS
                                    LIMITED

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